Profit and Loss - 2026

folksy foods llc

January 1-March 12, 2026

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	4,234.65
Total for Income	**$4,234.65**
Cost of Goods Sold	
Cost of goods sold	$1,159.84
Supplies & materials	925.81
Total for Cost of goods sold	**$2,085.65**
Total for Cost of Goods Sold	**$2,085.65**
Gross Profit	**$2,149.00**
Expenses	
Advertising & marketing	440.37
Building & property rent	7,846.26
Business licences	970.00
Commissions & fees	5,002.49
Contract labor	1,300.00
General business expenses	$25,740.13
Bank fees & service charges	60.00
Memberships & subscriptions	79.00
Total for General business expenses	**$25,879.13**
Insurance	
Business insurance	2,746.55
Total for Insurance	**$2,746.55**
Meals	$1,309.67
Meals with clients	32.00
Total for Meals	**$1,341.67**
Office expenses	
Merchant account fees	-116.61
Small tools and equipment	72.98
Software & apps	164.45
Total for Office expenses	**$120.82**
propane	42.25
Repairs & maintenance	1,338.71
Supplies	
Supplies & materials	689.59
Total for Supplies	**$689.59**
towel service	50.00
Utilities	
Disposal & waste fees	300.00
Internet & TV services	119.99
Phone service	84.99
Total for Utilities	**$504.98**
Total for Expenses	**$48,272.82**
Net Operating Income	**-$46,123.82**

DISTRIBUTION ACCOUNT	TOTAL
Other Income	
funding	20,430.00
Other income	$8,263.00
Interest earned	0.15
Total for Other income	**$8,263.15**
refund	5,188.00
Total for Other Income	**$33,881.15**
Other Expenses	
Vehicle expenses	$16.24
Parking & tolls	8.00
Vehicle gas & fuel	248.97
Total for Vehicle expenses	**$273.21**
Total for Other Expenses	**$273.21**
Net Other Income	**$33,607.94**
Net Income	**-$12,515.88**

Balance Sheet - 2026

folksy foods llc
As of March 12, 2026

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BASIC BUSINESS CHECKING - 2	6,924.33
BUSINESS GO SAVINGS - 2	8,014.80
BUSINESS MONEY MARKET - 2	80.60
BUSINESS PRIME SHARE - 2	5.00
Strange-bird (7416) - 1	-564.21
Total for Bank Accounts	**$14,460.52**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	71.37
Payments to deposit	0.00
Total for Other Current Assets	**$71.37**
Total for Current Assets	**$14,531.89**
Fixed Assets	
Tools, machinery, and equipment	56,685.35
Total for Fixed Assets	**$56,685.35**
Total for Assets	**$71,217.24**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Lines of credit	-5,350.12
Total for Other Current Liabilities	**-$5,350.12**
Total for Current Liabilities	**-$5,350.12**
Long-term Liabilities	
Long-term business loans	19,596.84
Total for Long-term Liabilities	**$19,596.84**
Total for Liabilities	**$14,246.72**
Equity	
Opening balance equity	-10.00
Personal expenses	-380.24
Personal healthcare	-145.00
Retained Earnings	70,021.64
Net Income	-12,515.88
Total for Equity	**$56,970.52**
Total for Liabilities and Equity	**$71,217.24**

Statement of Cash Flows - 2026

folksy foods llc

January 1-March 12, 2026

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-12,515.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	5.00
Lines of credit	-1,025.36
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$1,020.36**
Net cash provided by operating activities	**-$13,536.24**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Long-term business loans	19,596.84
Personal expenses	-89.70
Net cash provided by financing activities	**$19,507.14**
NET CASH INCREASE FOR PERIOD	**$5,970.90**
Cash at beginning of period	**$8,489.62**
CASH AT END OF PERIOD	**$14,460.52**